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                                                                       EXHIBIT 8


                                SCANFORMS, INC.
                             181 Rittenhouse Circle
                            Bristol, PA  19007-0602
                        (215) 785-0101   1-800-523-3936
                              Fax: (215) 785-6451


                                                  NEWS RELEASE


                             FOR IMMEDIATE RELEASE


Contact:  Emma Marie Cocci
          Secretary
          (215) 785-0101


                         SCANFORMS TO RECEIVE PROPOSAL
                         -----------------------------


Bristol, PA, February 1, 1996 -- Scanforms, Inc. (NASDAQ Small Cap:SCFM) today reported that the Company has been advised by a management group consisting of its Chairman and President, Robert A. Samans, and one of its Directors, that they intend to present to the Company's Board of Directors promptly a proposal which would pay $3.60 cash per share to the Company's public shareholders and would result in the Company becoming privately held by the management group. This action resulted from a process commenced with a public announcement in March 1995 of the Company's willingness to consider proposals for a significant transaction, and subsequent efforts by Janney Montgomery Scott, the investment banking firm retained for that purpose.

The effectuation of any such proposal would be contingent upon the negotiation and completion by the management group of terms of a bank financing, the negotiation and completion of documentation with respect to the transaction relating to the management proposal, the receipt by the Board of Directors of a fairness opinion, the approval of the Board of Directors (including its Independent Director) and, finally, the approval of the Company's shareholders at a special meeting.

Scanforms is a full-service manufacturer of direct mail advertising with in-house forms manufacturing, laser computer personalization and mailing services.